



Edwin Molina · 3rd

Chief Development Officer at The Farmer's Cow Calfé & Creamery

Santa Monica, California, United States · **Contact info**

130 connections

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The Farmer's Cow Calfé & Creamery

Experience

Chief Development Officer
The Farmer's Cow Calfé & Creamery · Full-time
Jan 2020 – Present · 1 yr 5 mos

President
Trident Communications Company · Full-time
Jan 2017 – Present · 4 yrs 5 mos

- Executive Management
- Business Plan Development
- Strategic Analysis & Planning
- Business Plan Execution   ...see more

Director of New Business Development
DSJ Printing, Inc.
Jan 2011 – Present · 10 yrs 5 mos
Santa Monica, California

Came in to a well establish Graphic Design and Print production operations and working with senior staff to formulate new marketing and sales programs, and adding new services to support a large customer base that spans throughout Southern California with emphasis around Santa Monica, Marina Del Rey, Culver City, West Los Angeles, Century City ...see more

President & CEO
USA Video Interactive
Jan 1998 – Jan 2010 · 12 yrs 1 mo

Upon appointment by the company's Board of Directors, led the advancement of this high-tech publicly-traded company, from product development and market infiltration to industry recognition as a disrupting technology leader in the video transmission, digital content protection, and anti-piracy industries. Orchestrated and oversaw company growth ...see more

Vice President & Senior Administrator
USA Video Interactive
Jan 1991 – Jan 1997 · 6 yrs 1 mo

Joined this organization as a senior administrator responsible for developing and organizing corporate design and function, and developing markets for the company's technological developments and products. Advanced to vice president after successfully implementing numerous internal and external growth initiatives.

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Skills & endorsements

Customer Service · 19

Endorsed by **3 of Edwin's colleagues at DSJ Printing, Inc.**

Marketing · 17

Endorsed by **3 of Edwin's colleagues at DSJ Printing, Inc.**

Marketing Strategy · 16

Endorsed by **3 of Edwin's colleagues at DSJ Printing, Inc.**

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